Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended
(dollar amounts in millions)	March 31, 2017	Dec. 31, 2016	March 31, 2016
Earnings
Income before income taxes	$1,206	$1,152	$1,091
Net (income) loss attributable to noncontrolling interests	(15)	(2)	9
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	1,191	1,150	1,100
Fixed charges, excluding interest on deposits	183	127	128
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	1,374	1,277	1,228
Interest on deposits	9	(5)	15
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$1,383	$1,272	$1,243
Fixed charges
Interest expense, excluding interest on deposits	$159	$102	$102
One-third net rental expense (a)	24	25	26
Total fixed charges, excluding interest on deposits	183	127	128
Interest on deposits	9	(5)	15
Total fixed charges, including interests on deposits	$192	$122	$143
Preferred stock dividends	$42	$48	$13

Total fixed charges and preferred stock dividends, excluding interest on deposits	$225	$175	$141
Total fixed charges and preferred stock dividends, including interest on deposits	$234	$170	$156

Earnings to fixed charges ratios
Excluding interest on deposits	7.51	10.06	9.59
Including interest on deposits	7.20	10.43	8.69

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	6.11	7.30	8.71
Including interest on deposits	5.91	7.48	7.97

(a)	The proportion deemed representative of the interest factor.